Robert F. Shuford
Chairman of the Board

January 3, 2014

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Old Point Trust and Financial Services, N.A.
Schedule 13G Filing

Gentlemen:

We enclose on behalf of Old Point Trust and Financial Services, N.A.
(the "Trust Company") for filing pursuant to Rule 13d-2 (b) of the Securities Exchange Act of 1934 six copies, one of which is manually executed, of the Trust Companys Schedule 13G reporting its ownership, as trustee of various funds, of more than 5% of the outstanding voting securities of Old Point Financial Corporation, Hampton, VA. The Trust Company is a subsidiary of Old Point Financial Corporation.

Please contact the undersigned should you have any questions.

Sincerely,


/s/Robert F. Shuford
Chairman

Encl.

cc:	Jacob A. Lutz III, Esq.
	Troutman Sanders, LLP
	Troutman Sanders Building
	1001 Haxall Point
	Richmond, VA   23219



PO Box 3392, Hampton, Virginia 23663 757-728-1230



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

OLD POINT FINANCIAL CORPORATION
(Name of Issuer)

COMMON STOCK ($5.00 PAR VALUE)
(Title of Class of Securities)

680194107
(CUSIP Number)

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT:   December 31, 2013.

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       	Rule 13d-1(b)
___	Rule 13d-1(c)
  X  	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (3-06)


Page 1 of 5 Pages

CUSIP No. 680194107

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

OLD POINT TRUST and FINANCIAL SERVICES, N.A.
I.R.S. IDENTIFICATION NO. 54-1920705

2. Check the Appropriate Box If a Member of a Group

(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization

UNITED STATES OF AMERICA

Number Of Shares Beneficially Owned By Each Reporting Person With:

5. Sole Voting Power

464,028   (a/o 12/31/13)

6. Shared Voting Power

0   (a/o 12/31/13)

7. Sole Dispositive Power

488,975   (a/o 12/31/13)

8. Shared Dispositive Power

19,752    (a/o 12/31/13)

9. Aggregate Amount Beneficially Owned By Each Reporting Person

986,218 (includes shares for which reporting person has no voting or disposition power)

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented By Amount In Row (9)

19.89%

Page 2 of 5 Pages

12. Type Of Reporting Person
BK

Item 1 (a) Name of Issuer:

OLD POINT FINANCIAL CORPORATION

Item 1 (b) Address of Issuer's Principal Executive Offices:

1 WEST MELLEN STREET
HAMPTON, VIRGINIA   23663

Item 2 (a) Name of Person Filing:

OLD POINT TRUST & FINANCIAL SERVICES, N.A.

Item 2 (b) Address of Principal Business Office or, if none, Residence:

11780 JEFFERSON AVENUE SUITE D / PO BOX 6270
NEWPORT NEWS, VIRGINIA   23606

Item 2 (c) Citizenship:
A TRUST COMPANY ORGANIZED AND EXISTING UNDER THE LAWS OF THE UNITED STATES OF AMERICA

Item 2 (d) Title of Class of Securities:

COMMON STOCK, $5.00 PAR VALUE

Item 2 (e) CUSIP Number:

680194107

Item 3 Type of Person:

BANK AS DEFINED IN SECTION 3(a)(6) OF THE ACT (15 U.S.C. 78c)

Item 4 Ownership

(a) Amount Beneficially Owned
986,218 (includes shares for which reporting person has no voting or disposition power)

(b) Percent of Class
19.89%

Page 3 of 5 Pages

(c) Number of Shares as to which the person has:

(i) sole power to vote or to direct the vote:
464,028 BUT AS TO WHICH, AS A MATTER OF VIRGINIA LAW, CANNOT BE VOTED UNLESS A CO-FIDUCIARY IS APPOINTED FOR THE SOLE PURPOSE OF VOTING SUCH SHARES

(ii) shared power to vote or to direct the vote:

0

(iii) sole power to dispose or to direct the disposition of:

488,975

(iv) shared power to dispose or to direct the disposition of:

19,752

Item 5. Ownership of Five Percent or Less of a Class

NOT APPLICABLE

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

ALL OF THE SECURITIES REPORTED ON THIS SCHEDULE 13G ARE HELD BY OLD POINT TRUST and FINANCIAL SERVICES, N.A., AS TRUSTEE OF VARIOUS TRUST ACCOUNTS. NO SINGLE TRUST ACCOUNT HOLDS MORE THAN 5% OF THE OUTSTANDING SHARES OF OLD POINT FINANCIAL CORPORATION.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

NOT APPLICABLE

Item 8. Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9. Notice of Dissolution of Group.

NOT APPLICABLE



Page 4 of 5 Pages

Item 10. Certification.

NOT APPLICABLE

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

January 3, 2014
Date


OLD POINT TRUST and FINANCIAL SERVICES, N.A.


________________________________________________
Eugene M. Jordan, II, President and CEO




























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